Filed by Squirrel Enlivened International Co., Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Horizon Space Acquisition I Corp.

Commission File No.: 001-41578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2024

HORIZON SPACE ACQUISITION I CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41578	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

1412 Broadway, 21st Floor, Suite 21V New York, NY 10018
(Address of principal executive offices)

(646) 257-5537

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Ordinary Share, $0.0001 par value, one redeemable Warrant to acquire one Ordinary Share, and one Right to acquire one-tenth of one Ordinary Share	HSPOU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	HSPO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	HSPOW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Ordinary Share	HSPOR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On September 16, 2024, Horizon Space Acquisition I Corp., a Cayman Islands exempted company (“HSPO” or, upon and following the Merger, “Surviving Company”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization, “Parent”), Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Squirrel HoldCo, through Shenzhen Squirrel Enlivened Media Group Co., Ltd, a limited liability company established under the laws of China (“Shenzhen Squirrel”), and Squirrel HoldCo’s other subsidiaries, is in the business of brand marketing and strategy consulting.

Pursuant to the Business Combination Agreement, among other things, (a) Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of Squirrel HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of Squirrel Cayman as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of Parent, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Business Combination.”

2

Pursuant to the Business Combination Agreement, each ordinary share of Squirrel HoldCo, par value $0.0001 per share (the “Squirrel HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of Parent, par value $0.0001 per share (the “Parent Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share , and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

Representation and Warranties

Under the Business Combination Agreement, Squirrel HoldCo and its subsidiaries, including among others Squirrel Cayman, Merger Sub, Shenzhen Squirrel (collectively as enumerated in accordance with the Business Combination Agreement, the “Squirrel Companies”), on the one hand, and HSPO, on the other hand, each made representations and warranties to each other, including without limitation as to such parties’ organization and standing, due authorization, legal compliance, capitalization and subsidiaries, financial conditions, absence of certain changes, related party transactions, real property, tax matters, contracts, litigation and proceedings, governmental authorities and consents, insurance, legal requirements and permits, brokers’ fee, solvency, Investment Company Act matters, absence of certain payments, independent investigation and certain other matters; and in the case of each of the Squirrel Companies, its intellectual property, employee benefits, environmental matters, employment matters, privacy and cybersecurity, information provided in the registration statement, vendors, government contracts, and certain other matters, and in the case of HSPO, its disclosure and listing compliance as a public company, trust account and certain other matters.

Covenants and Agreements of the Parties

The Business Combination Agreement also contains covenants of the parties regarding their conduct during the period between the signing of the Business Combination Agreement and the earlier of the closing of the Merger (the “Merger Closing”) or the termination of the Business Combination Agreement, including covenants regarding, among other things, (i) preparation of registration statement including the proxy statement contained therein to be filed with the SEC (the “Proxy/Registration Statement”), (ii) reasonable best efforts to obtain regulatory approvals required by relevant laws and regulations to consummate the Business Combination, (iii) the Company, through the board of directors of HSPO, recommending HSPO’s shareholders vote in favor of the Business Combination, (iv) holding shareholder meeting and obtaining HSPO’s shareholder approvals for the Business Combination, (v) with respect to HSPO, using reasonable efforts to maintain listing on Nasdaq, and, with respect to Squirrel Cayman, using reasonable efforts to apply for a new listing of Parent Ordinary Shares on Nasdaq, (vi) soliciting written shareholders consent and obtaining approvals from Squirrel HoldCo shareholders for the Business Combination, (vii) waiver of any claims by each of Squirrel Companies against the trust account of HSPO (including any distributions therefrom), (viii) transfer tax and tax treatment matters, (ix) officers and directors of Parent after the Merger Closing, (x) HSR Act and certain other regulatory approvals, (xi) using commercially reasonable efforts to obtain transaction financings up to $50,000,000, (xii) compliance with relevant filing requirements by China Securities Regulatory Commission, or CSRC.

The Business Combination Agreement also includes certain covenants by HSPO, among other things, (i) operation of its respective businesses in the ordinary course of business, (ii) the provision of access to its books and records, (iii) confidentiality, (iv) using commercially reasonable efforts to consummate the Business Combination, (v) exclusive business combination with Squirrel Companies, and (vi) notification to Squirrel HoldCo upon the occurrence of certain matters.

3

Each of Squirrel HoldCo, Squirrel Cayman and Merger Sub also agrees on, among others, (i) operation of businesses in the ordinary course of business by Squirrel Companies, (ii) the provision of access to their books and records, (iii) confidentiality, (iv) exclusive business combination with HSPO, (v) notification to HSPO upon the occurrence of certain matters, (vi) using commercially reasonable efforts to consummate the Business Combination, and (vii) using commercially reasonable efforts to support the extension of HSPO’s timeline to complete its initial business combination.

Conditions to Consummation of the Business Combination

Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by HSPO’s shareholders.

Other conditions to each party’s obligations include, among other things: (i) the effectiveness of the Proxy/Registration Statement and Form 8-A, (ii) all relevant regulatory approvals necessary to consummate the Business Combination having been obtained, (iii) the Business Combination Agreement and the Business Combination having been approved by the shareholders of HSPO, (iv) the Business Combination Agreement and the Business Combination having been approved by the shareholders of Squirrel HoldCo, (v) no order, injunction, judgment, decree, ruling, writ, assessment or arbitration award having been enacted or promulgated enjoining or prohibiting the consummation of the Business Combination; (vi) Squirrel Cayman’s application as a foreign private issuer, Squirrel Cayman’s listing application and listing applicable of Parent Ordinary Shares to be issued in connection with the Business Combination having been approved by Nasdaq, subject only to official notice of issuance thereof, and (vii) fully execution and delivery of the relevant documents related to the Business Combination Agreement and the Business Combination.

Other conditions to the obligations of each of Squirrel HoldCo, Squirrel Cayman and Merger Sub, include, among other things, receipt of the copies of the executed Lock-Up Agreement by the Sponsor (as defined below).

Other conditions to HSPO’s obligations include, among other things, receipt of the copies of the executed employment agreements between Parent and each of its executive officers effective immediately at the Merger Closing, the executed Registration Rights Agreement, and the executed Lock-Up Agreement by certain shareholders of Squirrel HoldCo, and receipt of the copy of the opinion letter from the PRC counsel of Squirrel Companies provided in connection with the CSRC filing regarding the Business Combination Agreement, the related agreements and the transactions contemplated thereunder.

Termination

The Business Combination Agreement may be terminated by HSPO or Squirrel HoldCo under certain circumstances, including, among other things, (i) by mutual written consent of Squirrel HoldCo and HSPO, (ii) by Squirrel HoldCo upon certain breach of the representation, warranty, covenant or agreement as set forth in the Business Combination Agreement by HSPO and failure to cure such breach within a certain period, (iii) by HSPO upon certain breach of the representation, warranty, covenant or agreement as set forth in the Business Combination Agreement by Squirrel Companies and failure to cure such breach within a certain period, (iv) by either Squirrel HoldCo or HSPO, if any laws or governmental order makes the Business Combination illegal or which otherwise prevents or prohibits consummation of the Business Combination, or (v) Squirrel HoldCo if the board of directors of HSPO withdraws the recommendation to the shareholders of HSPO in favor of the Business  Combination, or that HSPO fails to obtain the required vote at a shareholder meeting duly convened therefor or at any adjournment or postponement thereof.

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by the laws of State of New York without giving effect to principles or rules of conflicts of law that would result in the application of the substantive law of another jurisdiction. All claims arising out of or related to the Business Combination Agreement or the Business Combination shall be irrevocably and unconditionally submitted to the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York (or any appellate courts thereof).

4

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Business Combination Agreement.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, Horizon Space Acquisition I Sponsor Corp., the sponsor of HSPO (the “Sponsor”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with HSPO, Squirrel HoldCo and Squirrel Cayman, pursuant to which the Sponsor agreed to, among other things, (i) to vote all the ordinary shares (including those underlying the private units) of HSPO (the “HSPO Ordinary Shares”) it holds in favor of each of the shareholder proposals in connection with the Business Combination, (ii) waive its redemption rights with respects to the HSPO Ordinary Shares it held as of the date of the Sponsor Support Agreement (the “Sponsor Subject Shares”), and (iii) not to transfer any Sponsor Subject Shares it holds prior to the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination subject to certain exceptions. The Sponsor has further agreed to enter into the Lock-Up Agreement with Parent immediately prior to the Merger Effective Time.

A copy of the Sponsor Support Agreement is filed with this Report as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, HSPO, Squirrel Cayman, Squirrel HoldCo, and Squirrel Enlivened Holdings Co., Ltd, a company limited by shares incorporated under the laws of the British Virgin Islands and the controlling shareholder of Squirrel HoldCo (“Squirrel Holdings BVI”), entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which Squirrel Holdings BVI agreed to, among other things, (i) not to transfer any Squirrel HoldCo Ordinary Shares before the Reorganization Closing, or the newly issued Parent Ordinary Shares upon the conversion of such Squirrel HoldCo Ordinary Shares that Squirrel Holdings BVI will receive in connection with the Reorganization after the Reorganization Closing (collectively, the “Shareholder Subject Shares”) until the Merger Closing without the written consent of other parties thereto subject to certain exceptions, (ii) to vote all the Shareholder Subject Shares in favor of proposals in connection with the Business Combination, and (iii) to vote all the Shareholder Subject Shares against the proposals in connection with other alternative business combinations other than the Business Combination with HSPO.

A copy of the Shareholder Support Agreement is filed with this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Support Agreement.

Form of Shareholder Lock-up Agreement

Prior to the Merger Effective Time, Parent, the Sponsor and Squirrel Holdings BVI will enter into a lock-up agreement (the “Shareholder Lock-Up Agreement”), pursuant to which each of the Sponsor and Squirrel Holdings BVI will agree not to, among other things, transfer any Lock-up Shares (as defined below) during the Lock-up Period (as defined below).

5

The “Lock-up Shares” means, with respect to Squirrel Holdings BVI, Parent Ordinary Share Squirrel Holdings BVI holds immediately after the Merger Closing, and with respect to the Sponsor, Parent Ordinary Share issuable to the Sponsor and/or its assignees in exchange of the Insider Shares (as defined in the Shareholder Lock-up Agreement) upon the Merger Closing.

The “Lock-up Period” means with respect to 50% of the Lock-up Shares, the period commencing on the date of Merger Closing (the “Closing Date”) and ending on the date that is the earlier to occur of (A) six months after the Closing Date, or (B) the date on which the closing price of each Parent Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Closing Date, and with respect to the remaining 50% of the Lock-up Shares the period commencing on the Closing Date and ending on the date that is six months after the Closing Date.

A copy of the form of Shareholder Lock-Up Agreement is filed with this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Shareholder Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Lock-Up Agreement.

Form of Registration Rights Agreement

The Business Combination Agreement contemplates that, prior to the Merger Effective Time, Parent, the Sponsor, and certain other parties thereto will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Parent will grant certain registration rights with respect to Parent securities held by such holders following the Merger Closing.

A copy of the form of Registration Rights Agreement is filed with this Report as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement.

Form of Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to or upon the Merger Effective Time, Parent, HSPO and Continental Stock Transfer & Trust Company, LLC (the “Warrant Agent”) will enter into an assignment, assumption and amended & restated warrant agreement (the “Warrant Assumption Agreement”), which amends that certain Warrant Agreement, dated as of December 21, 2022, by and between HSPO and the Warrant Agent (as the same may be amended, restated or supplemented, the “Existing Warrant Agreement”), pursuant to which (a) HSPO will assign to Parent, and Parent will assume, all of HSPO’s right, title and interest in and to the Existing Warrant Agreement, and (b) each whole HSPO warrant shall be modified to no longer entitle the holder to purchase HSPO Ordinary Shares and instead acquire an equal number of Parent Ordinary Shares per HSPO warrant, subject to adjustment as described therein.

A copy of the form of Warrant Assumption Agreement is filed with this Report as Exhibit 10.5 and is incorporated herein by reference. The foregoing description of the Warrant Assumption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assumption Agreement.

Item 7.01 Regulation FD Disclosure.

On September 16, 2024, HSPO and Squirrel Cayman issued a joint press release announcing the execution of the Business Combination Agreement and the proposed Business Combination, a copy of which is furnished as Exhibit 99.1 to this Report and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibits 99.1, is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. This Report should not be deemed an admission as to the materiality of any information contained in the investor presentation. The Company does not undertake any obligation to update the investor presentation.

6

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of Squirrel Companies, the cash position of Squirrel Companies following the Merger Closing, the ability of Squirrel Companies and HSPO to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPO’s Annual Report on Form 10-K filed with the SEC on April 1, 2024 (the “Form 10-K”), HSPO’s final prospectus dated December 22, 2022 filed with the SEC (the “Final Prospectus”) related to HSPO’s initial public offering, and in other documents filed by HSPO with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: HSPO’s or Squirrel Companies’ limited operating history; the ability of HSPO or Parent to identify and integrate acquisitions; general economic and market conditions impacting demand for the services of Squirrel Companies; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPO shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Business Combination. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

Squirrel Companies and HSPO each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Squirrel Companies or HSPO with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, Squirrel Cayman intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Business Combination and the respective businesses of Squirrel Companies and HSPO, as well as the prospectus relating to the offer of the Parent securities to be issued to in connection with the completion of the proposed Business Combination. After the registration statement is declared effective, HSPO will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPO will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

7

Participants in the Solicitation

Squirrel HoldCo, Squirrel Cayman, HSPO and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from HSPO’s shareholders with respect to the proposed Business Combination. Information regarding HSPO’s directors and executive officers is available in HSPO’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1*

Agreement and Plan of Merger, dated as of September 16, 2024, by and among Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd, Squirrel Enlivened International Co., Ltd and Squirrel Enlivened Overseas Co., Ltd

10.1*

Sponsor Support Agreement, dated as of September 16, 2024, by and among Horizon Space Acquisition I Sponsor Corp., Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd, and Squirrel Enlivened International Co., Ltd

10.2*

Shareholder Support Agreement, dated as of September 16, 2024, by and among Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd., and Squirrel Enlivened International Co., Ltd. and Squirrel Enlivened Holdings Co., Ltd

10.3*	Form of Shareholder Lock-Up Agreement
10.4	Form of Registration Rights Agreement
10.5	Form of Warrant Assumption Agreement
99.1	Press Release, dated September 16, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Horizon Space Acquisition I Corp.

Date: September 16, 2024	By:	/s/ Mingyu (Michael) Li
	Name:	Mingyu (Michael) Li
	Title:	Chief Executive Officer

9